

07003116

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities
Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE
8-52912

REPORT FOR THE PERIOD BEGINNING **1-Jan-06** (MM/DD/YY) AND ENDING 31-Dec-06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER

Flagstone Securities L.L.C.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7733 Forsyth Boulevard, Suite 1950
(No. and Street)

Clayton	Missouri	63105
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTRACT IN REGARD TO THIS REPORT

Norm Frager (314) 336-3115
(Area Code - Telephone No.)

PROCESSED
MAR 1 4 2007
THOMSON
FINANCIAL

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANTS (Whose opinion is contained in this Report*)

WEAVER AND TIDWELL, L.L.P.
Accounting Firm

12221 Merit Drive, Suite 1400	Dallas	Texas	75251
(Address)	(City)	(State)	(Zip Code)


SEC MAIL
RECEIVED
PROCESSING
FEB 2 8 2007
WASH, D.C.
156
SECTION

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United State or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covnered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on at the bureau of the exemption. See section 240.17a-5(e)(2).*

Persons who to respond to the collection of inforamtion contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Oath or Affirmation

I, Norm Frager , swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of Flagstone Securities L.L.C. , as of December 31 , 2006, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SECURITY ACCOUNTS OF PRINCIPAL OFFICERS AND DIRECTORS THAT ARE CLASSIFIED AS CUSTOMER ACCOUNTS (DEBITS $ ______, CREDITS $ ______



Signature

CFO

Title

Subscribed and sworn to before me this 23rd day of February , 2007




NOTARY PUBLIC
NOTARY
SEAL
STATE OF MISSOURI

Notary Public

CYNDI LYONS
My Commission Expires
June 14, 2010
St. Charles County
Commission #06397270

This report * contains (check all applicable boxes)

☑	(a)	Facing page.
☑	(b)	Statement of financial condition
☑	(c)	Statement of income (loss)
☑	(d)	Statement of cash flows
☑	(e)	Statement of changes in stockholders' equity or partners' or sole proprietor's capital.
☑	(f)	Statement of changes in liabilities subordinated to claims of general creditors.
☑	(g)	Computation of net capital for brokers and dealers pursuant to Rule 15c3-3.
☑	(h)	Computation for determination to the possession or control requirements for brokers
☑	(i)	Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
☑	(j)	A reconcilciation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
☐	(k)	A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation.
☑	(l)	An oath or affirmation.
☐	(m)	A copy of the SIPC supplemental report.
☐ ☐	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
☑	(o)	Independent auditor's report on internal accounting control.`
☑	(p)	Schedule of segregation requirements and funds in segregation - customers' regulated commondity futres account pursuant to Rule 171-5.

* For conditions of confidential treatment of certain portions of this filing, see section 240.17e-5(e)(3).
Note: Various exchanges may require an *additional letter of attestation.*

` See appendix D., "Report on Internal Control Required bvy SEC Rule 17a-5", in this Audit and Accounting Guide.

CONTENTS



WEAVER AND TIDWELL

L.L.P.

CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

To the Member
Flagstone Securities, L.L.C.
Clayton, Missouri

We have audited the accompanying statement of financial condition of Flagstone Securities, L.L.C. as of December 31, 2006, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Flagstone Securities, L.L.C. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, IV and V is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Weaver and Tidwell, LLP

WEAVER AND TIDWELL, L.L.P.

Dallas, Texas
February 26, 2007

DALLAS

Three Forest Plaza
12221 Merit Drive
Suite 1400
Dallas, Texas 75251-2280
972.490.1970
F 972.702.8321

FORT WORTH

1600 West Seventh Street
Suite 300
Fort Worth, Texas 76102-2506
817.332.7905
F 817.429.5936

WWW.WEAVERANDTIDWELL.COM

AN INDEPENDENT MEMBER OF BAKER TILLY INTERNATIONAL

FLAGSTONE SECURITIES, L.L.C.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

Cash and cash equivalents	$ 177,562
Cash deposit with clearing organization	150,000
Other receivables	63,091
Receivable from underwriting syndicates	375,000
Due from related party	965
Due from broker-dealers	344,549
Trading securities	74
Advances	150,799
Prepaid expenses and other assets	247,455
TOTAL ASSETS	$ 1,509,495

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
Commissions payable	$ 353,462
Accounts payable and accrued expenses	172,318
Total liabilties	525,780
MEMBER'S EQUITY	
Member equity	2,523,566
Less member loans	(1,539,851)
Total member's equity	983,715
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 1,509,495

The Notes to Financial Statements are
an integral part of this statement.

FLAGSTONE SECURITIES, L.L.C.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2006

REVENUE	
Commissions	$ 4,433,370
Underwriting	16,583
Interest and dividend income	14,424
Investment banking	2,376,964
Trading income	1,451,122
Other income	903,725
Total revenue	9,196,188
EXPENSES	
Employee compensation	6,458,815
Clearing costs	1,710,211
Communication	968,339
Occupancy	677,260
Interest expense	21,394
Other operating expenses	1,213,150
Total expenses	11,049,169
Loss before other income or expense	(1,852,981)
OTHER INCOME(EXPENSE)	
Loss on marketable securities	(25,500)
Net loss	$ (1,878,481)

The Notes to Financial Statements are
an integral part of this statement.

FLAGSTONE SECURITIES, L.L.C.
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2006

	Member Loans	Member Equity	Total
Balance			
January 1, 2006	$ -	$ 3,915,547	$ 3,915,547
Contributions	-	500,000	500,000
Distributions	-	(13,500)	(13,500)
Member loans	(1,539,851)	-	(1,539,851)
Net loss	-	(1,878,481)	(1,878,481)
Balance			
December 31, 2006	$ (1,539,851)	$ 2,523,566	$ 983,715

The Notes to Financial Statements are
an integral part of this statement.

FLAGSTONE SECURITIES, L.L.C.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES:		
Cash received from operations	$	8,786,752
Cash paid to suppliers and employees		(10,888,671)
Interest received		35,559
Interest paid		(21,394)
Net cash used in operating activities		(2,087,754)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Sale of investments		1,332,000
Net cash provided by investing activities		1,332,000
CASH FLOWS FROM FINANCING ACTIVITIES:		
Member contributions		500,000
Member distributions		(13,500)
Member advances		(1,539,851)
Net cash used in financing activities		(1,053,351)
Net decrease in cash and cash equivalents		(1,809,105)
Cash and cash equivalents at beginning of year		2,136,667
Cash and cash equivalents at end of year	$	327,562
RECONCILIATION OF CASH AND CASH EQUIVALENTS ON THE STATEMENT OF CASH FLOWS TO THE STATEMENT OF FINANCIAL CONDITION:		
Cash	$	177,562
Cash deposit with clearing organization		150,000
	$	327,562
RECONCILIATION OF NET LOSS TO NET CASH USED IN OPERATING ACTIVITIES		
Net loss	$	(1,878,481)
Adjustments to reconcile net loss to net cash used in operating activities		
Loss on investments		25,500
Increase in receivables		(367,312)
Decrease in dividends receivable		21,135
Increase in due from broker-dealers		(27,700)
Decrease in trading securities		42,713
Increase in amounts due to related party		293,702
Increase in prepaid expenses and other assets		(27,390)
Increase in advances		(150,799)
Decrease in securities sold but not purchased		(1,349)
Decrease in accounts payable and accrued expenses		(17,773)
Net cash used in operating activities	$	(2,087,754)

The Notes to Financial Statements are
an integral part of this statement.

FLAGSTONE SECURITIES, L.L.C.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

Flagstone Securities, L.L.C. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers (NASD). The Company is a Missouri Limited Liability Company.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

Concentration of Credit Risk

The Company maintains its cash in bank deposits accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and equivalents.

Securities Transactions

Customers' securities transactions are recorded on a settlement date basis with commission income and expenses recorded on a trade date basis. Securities transactions of the Company are recorded on a trade date basis.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

Receivables

Accounts receivable are stated at the amount management expects to collect from outstanding balances. Management provides for uncollectible amounts based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the bad debt expense and a credit to accounts receivable.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Income Taxes

The Company has elected to be taxed as a partnership. The income or loss of a partnership is recognized by the partners for income tax purposes. Accordingly, no provision for income tax has been provided in the accompanying financial statements.

Investment Banking

Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking management fees are recorded on offering date, sales concession on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Statement of Cash Flows

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Advertising Costs

Advertising costs are expensed as incurred. Advertising expense was $24,760 for the year ended December 31, 2006.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company considers the expenses related to underwriting revenue accruals to be significant estimates.

NOTE 3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. If the net capital ratio exceeds 10 to 1, the Company may not withdraw equity capital or pay cash dividends. At December 31, 2006, the Company had net capital of $521,405, which was $421,405 in excess of its required net capital of $100,000. The Company's net capital ratio was .101 to 1.

NOTE 4. RELATED PARTY TRANSACTIONS

The Company is a wholly owned subsidiary of Flagstone Capital L.L.C. (the "Parent"). The Company and the Parent conduct their operations from the same-leased facilities in Missouri. During the year ended December 31, 2006, there was a Member loan for $1,539,851 to the parent from Flagstone Securities L.L.C.

As part of the Company's regular operations, advances are made by and to the Parent on a regular basis. At December 31, 2006, the Parent owed the Company $965.

FLAGSTONE SECURITIES, L.L.C.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

NOTE 5. COMMITMENTS

The Company entered into a noncancellable operating lease primarily for office space. Rental expenditures under the Company's entire operating lease agreements were $664,814 for the year ended December 31, 2006.

Future minimum rental payments required under operating leases for the Company that have initial or remaining lease terms in excess of one year as of December 31, 2006, are as follows:

Fiscal Year	
2007	$ 309,450
2008	309,450
2009	309,450
2010	309,450
2011	309,450
Therafter	644,689
	$ 2,191,939

NOTE 6. OPERATIONS

As shown by the accompanying financial statements, the Company incurred a net loss of $1,878,481 for the year ended December 31, 2006. The current year's negative cash flow from operations was $2,087,754 and there has been a significant reduction of member equity. Management of the Company is actively implementing a plan to reduce operating expenses, increase sales revenue and increase profit margins. The Company has effectively closed its New York City office and is currently negotiating a sub-lease on the office space or a termination/settlement of the lease. The ability of the Company to continue as a going concern is dependent upon its ability to improve profitability, generate additional cash flow and obtain additional working capital.

FLAGSTONE SECURITIES, L.L.C.
SCHEDULE I - COMPUTATION OF NET CAPITAL
UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2006

NET CAPITAL		
Total member's equity		$ 983,715
Deduct member's equity not allowable for net capital		
Total stockholders' equity qualified for net capital		983,715
ADD:		
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		
B. Other (deductions) or allowable credits		
Total capital and allowable subordinated liabilities		983,715
DEDUCTIONS AND/OR CHARGES		
A. Non-allowable assets		
Receivable from brokers or dealers	$	
Other receivables	63,091	
Other assets	399,219	
Furniture, fixtures and equipment, net		
B. Secured demand note deficiency		
C. Commodity futures contracts and spot commodities - proprietary capital charges		
D. Other deductions and/or charges		462,310
Net capital before haircuts on securities positions		521,405
HAIRCUTS ON SECURITIES POSITIONS		
A. Contractual securities commitments		
B. Deficit in securities collateralizing secured demand notes		
C. Trading and investment securities		
1. Exempt securities		
2. Debt securities		
3. Stocks and warrants		
D. Undue concentration		
E. Other		
NET CAPITAL		$ 521,405

FLAGSTONE SECURITIES, L.L.C.
SCHEDULE I - COMPUTATION OF NET CAPITAL
UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2006

AGGREGATE INDEBTEDNESS		
Total liabilities from statement of financial condition		$ 525,780
ADD:		
A. Drafts for immediate credit	$	
B. Market value of securities borrowed for which no equivalent value is paid or credited		
C. Other unrecorded amounts		
Total aggregate indebtedness		$ 525,780
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required		$ 35,052
Minimum dollar net capital requirement		$ 100,000
Net capital requirement (larger of above)		$ 100,000
Excess net capital		$ 421,405
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)		$ 468,827
Percentage aggregate indebtedness to net capital		100.84
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		N/A

FLAGSTONE SECURITIES, L.L.C.
SCHEDULE II – RECONCILIATION PURSUANT TO
RULE 17A-5(D) (4) OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2006

Net capital per amended 11A Focus Report, as reported December 31, 2006	$	521,405
Audit differences		-
Net capital, per Schedule I	$	521,405

FLAGSTONE SECURITIES, L.L.C.
SCHEDULE III - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2006

No reserve requirement is required since the Company operated as a limited securities broker pursuant to the (K)(2)(ii) exemption under Rule 15c3-3. The conditions of exemption from Rule 15c3-3 were being complied with at December 31, 2006 and during the year then ended.

FLAGSTONE SECURITIES, L.L.C.
SCHEDULE IV - INFORMATION RELATING
TO POSSESSION OR CONTROL REQUIREMENTS UNDER
RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2006

Possession or control of securities is not maintained by the Company and the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

FLAGSTONE SECURITIES, L.L.C.
SCHEDULE V - SCHEDULE OF SEGREGATION
REQUIREMENTS AND FUNDS IN SEGREGATION
DECEMBER 31, 2006

The Company has no segregation requirements or funds in segregation since the Company operated as a limited securities broker pursuant to the (K)(2)(ii) exemption under Rule 15c3-3 and the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.



WEAVER
AND
TIDWELL
L.L.P.

CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5

To the Member
FLAGSTONE SECURITIES, L.L.C.
Clayton, Missouri

In planning and performing our audit of the financial statements and supplemental schedules of Flagstone Securities L.L.C. (the Company) as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purposes of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of Flagstone Securities L.L.C. is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

DALLAS

Three Forest Plaza
12221 Merit Drive
Suite 1400
Dallas, Texas 75251-2280
972.490.1970
F 972.702.8321

FORT WORTH

1600 West Seventh Street
Suite 300
Fort Worth, Texas 76102-2506
817.332.7905
F 817.429.5936

WWW.WEAVERANDTIDWELL.COM

AN INDEPENDENT MEMBER OF BAKER TILLY INTERNATIONAL

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that result is in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we considered to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Weaver and Tidwell, LLP

WEAVER AND TIDWELL, L.L.P.

Dallas, Texas
February 26, 2007

END